UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

 SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Arne Jacobsens Allé 7, 7th floor

DK-2300 Copenhagen S, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 20, 2024, Cadeler A/S (the “Company”) issued a stock exchange announcement announcing the resolutions adopted at its extraordinary general meeting. A copy of the stock exchange announcement is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Stock exchange announcement dated February 20, 2024, regarding the resolutions adopted at the Company’s extraordinary general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADELER A/S (Registrant)

Dated: February 20, 2024	By:	Mikkel Gleerup
Name: Mikkel Gleerup
Title: Chief Executive Officer